EXHIBIT 12.1

Statement of computation of ratio of earnings to fixed charges

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999

			(dollars in thousands)
Income before provision for income taxes	$25,751	$8,261	$123,952	$67,781	$53,525	$51,745	$47,718
Interest incurred	14,019	9,821	47,188	26,783	21,908	26,012	24,500
Less interest capitalized	(14,019)	(9,821)	(47,188)	(26,783)	(21,681)	(20,455)	(18,347)
Amortization of capitalized interest included in cost of sales	10,340	3,594	36,376	28,109	20,537	21,373	23,771
Cash distributions of income from unconsolidated joint ventures	—	4,470	37,501	24,621	18,404	24,865	7,604
Less equity in income of unconsolidated joint ventures	96	(7,471)	(31,236)	(27,748)	(22,384)	(24,416)	(17,859)

Earnings	$36,187	$8,854	$166,593	$92,763	$70,309	$79,124	$67,387

Interest incurred:
Interest expensed	$—	$—	$—	$—	$227	$5,557	$6,153
Interest capitalized	14,019	9,821	47,188	26,783	21,681	20,455	18,347

Fixed Charges	$14,019	$9,821	$47,188	$26,783	$21,908	$26,012	$24,500

Ratio of Earnings to Fixed Charges	2.58x	0.90x	3.53x	3.46x	3.21x	3.04x	2.75x